FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF APRIL, 2021

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 – 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ◻ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ◻ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ◻ No X

The exhibits to this report shall be incorporated by reference into or as an exhibit to, as applicable, the registrant’s Registration Statements under the Securities Act of 1933 on Form F-10 (File No. 333-231548) and Form S-8 (File Nos. 333-200583 and 333-171836).

EXHIBIT INDEX

EXHIBIT 99.1 – Enerplus – Material Change Report

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION

25
BY:	/s/	Jodine J. Jenson Labrie
Jodine J. Jenson Labrie
Senior Vice President and Chief Financial Officer

DATE: April 19, 2021